SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2007
     Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.
     PART I — REGISTRANT INFORMATION
BALLY TOTAL FITNESS HOLDING CORPORATION
Full Name of Registrant
NOT APPLICABLE
Former Name if Applicable
8700 WEST BRYN MAWR
Address of Principal Executive Office (Street and Number)
CHICAGO, ILLINOIS 60631
City, State and Zip Code
     PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III — NARRATIVE
     Bally Total Fitness Holding Corporation (the “Company”) has determined that it is unable to file its Form 10-Q for the quarter ended June 30, 2007 by the filing deadline without unreasonable effort and expense.
     As discussed more fully in the Company’s Form 12b-25 that was filed on March 15, 2007 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”), the Company was evaluating the impact that certain errors in historical member data and certain assumptions relating to attrition estimates have on the Company’s estimates of deferred revenue.
     The considerable work associated with this evaluation substantially delayed the Company’s preparation of its 2006 financial statements and its completion of the financial and other information to be included in the 2006 Form 10-K, which was filed on June 29, 2007. As a result, the Company also was unable to timely file its Form 10-Q for the quarter ended March 31, 2007. Ongoing deferred revenue analysis relating to the second quarter of 2007, as well as the Company’s ongoing discussions with creditors, financial institutions and others regarding matters leading up to and including the filing of voluntary petitions for relief commencing reorganization cases under chapter 11 of the United States Bankruptcy Code, which the Company and substantially all of its domestic affiliates filed with the United States Bankruptcy Court for the Southern District of New York on July 31, 2007, preclude timely filing of the Company’s Form 10-Q for the quarter ended June 30, 2007.
     PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

MARC D. BASSEWITZ, SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL	773	399-7606
(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐     No ☑          Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑     No ☐

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Please see attached explanation.
     BALLY TOTAL FITNESS HOLDING CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 15, 2007	By:	Date:/s/ Marc D. Bassewitz
Marc D. Bassewitz
Senior Vice President, Secretary and General Counsel

     Explanation Referred to in Part IV, Item (3) of Form 12b-25
     The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations it expects to report for the quarter ended June 30, 2007 will reflect significant changes from its results of operations for the quarter ended June 30, 2006. Because it continues its work in connection with estimating the impact that certain errors in historical member data and certain assumptions relating to attrition estimates have on the Company’s estimates of deferred revenue, the Company currently is unable to provide a reasonable estimate of its second quarter 2007 results of operations. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its second quarter 2007 results of operations compared to its second quarter 2006 results of operations.